UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	PRETIUM RESOURCES INC.

B.	This is [check one]:

☒	an original filing for the Filer.

☐	an amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	PRETIUM RESOURCES INC.

Form type:	Registration Statement on Form F-10

File number (if known):	333-239214

Filed by:	PRETIUM RESOURCES INC.

Date filed (if filed concurrently, so indicate):	June 16, 2020, concurrently herewith

D.	The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

1055 Dunsmuir Street, Suite 2300

Vancouver, British Columbia

Canada V7X 1L4

(604) 558-1784

E.	The Filer designates and appoints Puglisi & Associates (the “Agent”), located at:

850 Library Avenue, Suite 204

Newark, Delaware 19711

Tel: 302-738-6680

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, this 16th day of June, 2020.

Filer: PRETIUM RESOURCES INC.

By:	/s/ Tom S.Q. Yip
	Name:	Tom S.Q. Yip
	Title:	Executive Vice President and Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on June 16, 2020.

PUGLISI & ASSOCIATES

as Agent for Service of Process for

PRETIUM RESOURCES INC.

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director